BPV FAMILY OF FUNDS 9202 South Northshore Drive, Suite 300 Knoxville, Tennessee 37922	ALPS Distributors, Inc. 1290 Broadway, Suite 1100 Denver, Colorado 80203

September 29, 2011

VIA EDGAR
Ms. Deborah O’Neal-Johnson
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington D.C. 20549

RE:	BPV Family of Funds (Registration Nos.: 333-175770 and 811-22588)
Form N-1A

Dear Ms. O’Neal-Johnson:

In accordance with Rule 461 of Regulation C under the Securities Act of 1933, as amended, the undersigned, on behalf of BPV Family of Funds and ALPS Distributors, Inc., hereby request acceleration of Pre-Effective Amendment No. 1 to the Registration Statement on Form N-1A filed with the Securities and Exchange Commission on September 29, 2011 such that the Registration Statement will become effective on October 3, 2011, or as soon thereafter as is practicable.

Thank you for your prompt attention to this request for acceleration.  Please contact Jeffrey Skinner at Kilpatrick Townsend & Stockton LLP at 336-607-7512 if you have any questions or need further information.

Very truly yours,

BPV FAMILY OF FUNDS

/s/ Reed Keller
By: Reed Keller, Trustee

ALPS Distributors, Inc.

/s/ Tane Tyler
By: Tane Tyler, SVP, Secretary and General Counsel